SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Morag Law

Devon House, 3rd Floor

12-15 Dartmouth Street

London SW1H 9BL

United Kingdom

Tel: (01144) 20 7654 5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons F2 Bioscience IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person PN

(1)         On January 16, 2015, F2 Bioscience IV L.P. (“F2 IV”) distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Bioscience VI L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person PN

(1)         On July 10, 2014 and July 15, 2014, F2 Bioscience VI L.P. (“F2 VI”) distributed all of its shares of Common Stock to its limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Bioscience IV GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person OO

(1)         On July 10, 2014 and July 15, 2014, F2 VI distributed all of its shares of Common Stock to its limited partners and on January 16, 2015, F2 IV distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. F2 Bioscience IV GP Ltd (“F2 IV GP”) is the general partner of F2 IV and F2 VI.  As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Bio Ventures V L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person PN

(1)         On January 16, 2015, F2 Bio Ventures V L.P. (“F2 V”) distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Bio Ventures GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person OO

(1)   On January 16, 2015, F2 V distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. F2 Bio Ventures GP Ltd. (“F2 V GP”) is the general partner of F2 V. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Globeways Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 330,091(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 330,091(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 330,091(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.0%(1)

14	Type of Reporting Person OO

(1)          Consists of (i) 282,779 shares of Common Stock owned by Globeways Holdings Ltd. (“Globeways”) which were received as a result of a liquidating distribution of all of Issuer’s shares owned by each of F2 IV and F2 V to their general and limited partners, which includes 232 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 V to its general and limited partners, and (ii) 47,312 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 365 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners.  The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V. The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 Bioscience GP III Ltd. (“F2 III GP”), the General Partner of F2 III.

The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014 (“Form 10-Q”). As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Dr. Morana Jovan-Embiricos

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,000(1)

	8	Shared Voting Power 330,091(2)

	9	Sole Dispositive Power 30,000(1)

	10	Shared Dispositive Power 330,091(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 360,091(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.09%(1)(2)(3)

14	Type of Reporting Person IN

(1)          Dr. Jovan-Embiricos holds 30,000 options to purchase Common Stock, which are exercisable within 60 days.

(2)          Consists of (i) 282,779 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by each of F2 IV and F2 V to their general and limited partners, which includes 232 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 V to its general and limited partners, and (ii) 47,312 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 365 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners. The Reporting Person is the sole beneficial owner of Globeways. Globeways is the sole member of F2 V GP, the General Partner of F2 V. Globeways is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI, and F2 III GP, the General Partner of F2 III.

(3)          The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Katherine Priestley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 154,026(1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 154,026(1)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 154,026(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.47%(1)

14	Type of Reporting Person IN

(1)          Consists of (i) 106,713 shares of Common Stock owned by the Reporting Person which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 IV to its general and limited partners and (ii) 47,313 shares of Common Stock owned by the Reporting Person which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 366 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by the Reporting Person as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners.  The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI, and F2 III GP, the General Partner of F2 III.

                        The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Capital Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person OO

(1)          The Reporting Person provides investment advisory services to each of F2 III, F2 IV, F2 V, and F2 VI. On July 10, 2014 and July 15, 2014, F2 VI distributed all of its shares of Common Stock to its limited partners. On January 16, 2015, each of F2 III, F2 IV, and F2 V distributed all of their shares of Common Stock and warrants to purchase shares of Common Stock to their general and limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

Schedule 13D (Amendment No. 3)

EXPLANATORY NOTE:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2014, as amended on March 5, 2014 and June 6, 2014 (the “Original Schedule 13D”).

Amendment No. 3 is filed to (1) report a decrease in the number of shares of Common Stock owned by the Reporting Persons, and (2) report a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the liquidating distribution of shares of Common Stock and warrants to purchase shares of Common Stock by each of F2 III, F2 IV, F2 V and F2 VI to each of their general and limited partners rendering the Reporting Persons’ ownership in Issuer to be less than 5%.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

The name of the Issuer is Radius Health, Inc. (the “Issuer”). The class of securities to which this Schedule 13D/A relates is Common Stock.  The address of the Issuer’s executive office is 950 Winter Street, Waltham, MA 02451.

Item 2.	Identity and Background.
Item 2 of the Original Schedule 13D, as amended, remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 10, 2014 and July 15, 2014, in a liquidating distribution, F2 VI distributed all of its shares of Common Stock to its limited partners.  On January 8, 2015 and January 16, 2015, F2 III, in a liquidating distribution, distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners.  On January 16, 2015, F2 IV and F2 V, in liquidating distributions, distributed all of their shares of Common Stock and warrants to purchase shares of Common Stock to each of their general and limited partners.  Each of Globeways, of which Dr. Jovan-Embiricos is the sole beneficial owner, and Ms. Priestley received shares of Common Stock and warrants to purchase shares of Common Stock in the distributions as reported in this Amendment No. 3.  After the distributions, Globeways beneficially holds 1.0% of the Issuer’s Common Stock, Dr. Jovan-Embiricos beneficially holds 1.09% of the Issuer’s Common Stock and Ms. Priestley beneficially owns .47% of the Issuer’s Common Stock.   As a result, the Reporting Persons will no longer file reports under Section 13 of the Act with respect to this Issuer.

Schedule C is also amended and incorporated herein to this Item 3 by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

This Schedule 13D/A is occasioned by the change in the Reporting Persons’ percentage ownership as indicated in Item 5 below.

Item 3, as amended herein, is hereby incorporated by reference.

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in

Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q.

(b)                                                                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  As of January 16, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s total Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D, as amended, remains unchanged.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2015

F2 BIOSCIENCE IV L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE VI L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE IV GP LTD.

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIO VENTURES V L.P.
By: F2 Bio Ventures GP Ltd.,
its general partner

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIO VENTURES GP LTD.

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 CAPITAL LIMITED

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

By:	/s/ Dr. Morana Jovan-Embiricos by Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Dr. Morana Jovan-Embiricos

By:	/s/ Katherine Priestley by Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Katherine Priestley

GLOBEWAYS HOLDINGS LTD

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience IV L.P.	0 shares.
F2 Bioscience IV GP Ltd	0 shares.
F2 Bio Ventures V L.P.	0 shares.
F2 Bio Ventures GP Ltd.	0 shares.
Globeways Holdings Ltd.

330,091 shares of Common Stock, consisting of 329,494 shares owned by Globeways and 597 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Globeways.

F2 Bioscience VI L.P.	0 shares.
Dr. Morana Jovan-Embiricos

360,091 shares of Common Stock, consisting of 329,494 shares owned by Globeways and 597 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Globeways and 30,000 options to purchase Common Stock owned by Dr. Jovan-Embiricos, which are exercisable within 60 days. Dr. Jovan-Embiricos is the sole beneficial owner of Globeways.

Katherine Priestley

154,026 shares of Common Stock, consisting of 153,660 shares owned by Ms. Priestley and 366 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Ms. Priestley.

F2 Capital Limited	0 shares.